

Mail Stop 3720

December 21, 2016

Stuart Rosenstein
Executive Vice President and Chief Financial Officer
Townsquare Media, Inc.
240 Greenwich Avenue
Greenwich, CT 06830

      Re: **Townsquare Media, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 26, 2016
                File No. 001-36558

Dear Rosenstein:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Carlos Pacho

                  Carlos Pacho
                  Senior Assistant Chief Accountant
                  AD Office 11 – Telecommunications